

07069429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
JUN 2 5 2007
WASH. D.C.
167
SECTION

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-16129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRS 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

REQUIRED INFORMATION

ITEM 1   Not Applicable.

ITEM 2   Not Applicable.

ITEM 3   Not Applicable.

ITEM 4   Financial Statements and Exhibits

      (a)   Financial Statements

      Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedules, in lieu of the requirements of Items 1 to 3 above.

      (b)   Exhibits:

      23.1   Consent of Independent Registered Public Accounting Firm

Audited Financial Statements
and Supplemental Schedule

TRS 401(k) Retirement Plan

*As of December 31, 2006 and 2005 and for the year ended
December 31, 2006
with Report of Independent Registered Public Accounting Firm*

TRS 401(k) Retirement Plan

Index to Audited Financial Statements
and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Investment Committee
TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2006	**2005**
Assets		
Investments:		
Investments in Master Trust Accounts	**$ 17,962,455**	$ 17,470,575
Mutual funds	**1,030,812**	1,584,209
Short-Term Investment Fund	**71,482**	59,911
Loans to participants	**221,956**	202,898
Total investments	**19,286,705**	19,317,593
Receivables:		
Interest and dividends	**1,034**	-
Contributions	**-**	53,658
Total receivables	**1,034**	53,658
Total assets	**19,287,739**	19,371,251
Liabilities		
Accrued expenses	**-**	2,722
Payable to Fluor Daniel Craft Employees 401(k) Retirement Plan	**47,635**	-
Total liabilities	**47,635**	2,722
Net assets available for benefits	**$ 19,240,104**	$ 19,368,529

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions (deductions) in net assets:

Contributions:

Participants	$ 2,644,830
Company	64,318
Rollover	246,336
Total contributions	2,955,484

Net investment income:

Share in net investment income of Master Trust Accounts	1,685,092
Interest	43,171
Other income	1,898
Net appreciation of Mutual funds	111,554
Net investment income	1,841,715

Benefits, terminations, and withdrawals	(2,417,757)
Administrative expenses	(154,995)
Asset transfers to Fluor Corporation Salaried Employees' Savings Investment Plan	(2,352,872)
Decrease in net assets available for benefits	(128,425)

Net assets available for benefits:

Beginning of year	19,368,529
End of year	$ 19,240,104

See accompanying notes.

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions Inc. (TRS or the Company), as a contributory defined contribution plan. TRS is a wholly-owned subsidiary of Fluor Enterprises, Inc., which is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is managed by Fluor's Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Benefits Administrative Committee interprets the Plan's documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives including the investment portfolio diversification and risk concentration guidelines and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee) hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees, or their designees.

Eligibility, Contributions, and Vesting

Employees are eligible to participate following the completion of one hour of service with the Company. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1 percent to 20 percent of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

All eligible salaried employees who have completed one or more years of service with the Company receive an annual Company contribution at a rate determined annually by the Company. There is no guaranteed minimum for Company contributions. Company contributions are participant-directed. For the year ended December 31, 2006, the Company matched salaried participant contributions up to a maximum of 4 percent of eligible compensation for eligible participants.

1. Description of the Plan (continued)

Eligibility, Contributions, and Vesting (continued)

Participants are fully vested at all times in all contributions and earnings thereon.

Benefits, Terminations, and Withdrawals

Upon total and permanent disability, death, retirement, or termination of employment, participants are eligible to receive a distribution of the full value of their accounts. Distributions are made in lump-sum, and participants in the Fluor Common Stock Fund may request Fluor common shares valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant's account is allocated to the participant's beneficiary(ies), as described in the Plan document.

Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000 reduced by their highest loan balance in the previous 12 months. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Benefits Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related Trust is tax-exempt.

1. Description of the Plan (continued)

Investments

The Plan's investments, except for participant loans, Mutual funds, and the Short-Term Investment Fund, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with the Trustee. The Plan's commingled investments are held by the Trustee in the Master Trust Accounts. See Note 3 for a description of the investments held in the Master Trust Accounts. Investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of the following: Master Trust Accounts; the Mutual funds; and the Trustee's Short-Term Investment Fund, which is a commingled fund composed of high-grade money market instruments with short maturities used as a clearing account for all Plan-related transactions.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund and the Non-U.S. Equity Fund only once per calendar month. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant.

Other Provisions

Participants may contribute distributions into the Plan which were received from previous employers' qualified retirement plans (rollover contribution). If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

> Investments in marketable securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day were valued at the last reported bid price. The estimated fair value of the investments in commingled pension investment funds represents the underlying net asset value of the shares of such funds as determined by the issuer. The fair value in Mutual funds represents the net asset value of the shares of such fund as of

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

the close of business at the end of the period. Investments in limited partnerships are valued at estimated fair value as determined and reported by the general partners of the partnerships and represent the Plan's proportionate share of the estimated fair value of the underlying net assets of the limited partnerships. On December 20, 2006, the Plan liquidated its interest in the limited partnerships held by the Master Trust. Investments in certain interest-bearing securities are carried at estimated fair values based on current market interest rates and estimated cash flows. Participant loans are valued at unpaid principal balances. The Short-Term Investment Fund is valued at amortized cost, which approximates fair value, as determined by the Trustee.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the "Share in net investment income of Master Trust Accounts" in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Master Trust may invest in fixed income and cash and cash equivalent futures; fixed income, cash and cash equivalent, and other options; foreign exchange forward contracts; swaps; mortgage derivatives; and structured notes. As of December 31, 2006, the Master Trust had $32,646,000 and $34,492,000 foreign currency exchange contracts receivable and payable, respectively. As of December 31, 2005, the Master Trust had $608,000 and $900,000 foreign currency exchange contracts receivable and payable, respectively. In December 2006, the Investment Committee implemented changes related to the fund managers of the U.S. Equity, Non-U.S. Equity and Small-Cap U.S. Equity funds within the Master Trust. To simulate market performance during the fund manager transition period within these funds, the Master Trust acquired "transition overlay" derivatives having a value of approximately $490,000,000, which were settled before December 31, 2006.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan's investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's concentrations of credit risk are dictated by the Plan's provisions, as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2006 and 2005.

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

Estimated fair values of investments in limited partnerships and commingled pension investment funds may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants' compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2006 and 2005, is summarized as follows:

(In thousands)	2006	2005
Intermediate-Term Bond Account		
Government securities	$ 94,353	$ 233,914
Securities lending arrangements:		
Government securities	41,959	33,288
Bonds and notes	3,257	16,608
Securities lending collateral - cash	36,264	49,327
Securities lending collateral - non-cash	10,025	1,810
Bonds	64,496	96,275
Commingled pension investment funds	98,458	93,157
Commingled short-term investment funds	36,497	37,606
Foreign currency and cash	40,448	18,275
Corporate equity securities	-	1,600
Foreign currency exchange contracts	16	26
Investment income receivable, net	1,727	2,166
Due from (to) brokers for securities purchased, net	117,209	(94,907)
Accrued expenses	(10)	-
Obligation to return collateral - cash	(36,264)	(49,327)
Obligation to return collateral - non-cash	(10,025)	(1,810)
	$ 498,410	$ 438,008
U.S. Equity Account		
Corporate equity securities	$ 201,300	$ 282,100
Commingled pension investment funds	335,555	342,951
Securities lending arrangements:		
Corporate equity securities	16,332	50,975
Securities lending collateral - cash	16,621	52,181
Securities lending collateral - non-cash	183	198
Commingled short-term investment funds	133,572	6,969
Deposits	5,326	-
Investment income receivable, net	3,062	-
Accrued expenses	(2)	-
Due to brokers for securities purchased, net	(737)	-
Obligation to return collateral - cash	(16,621)	(52,181)
Obligation to return collateral - non-cash	(183)	(198)
	$ 694,408	$ 682,995

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2006	2005
Short-Term Bond Account		
Government securities	$ 212	$ 28,240
Securities lending arrangements:		
Government securities	-	15,671
Bonds	-	2,585
Securities lending collateral - cash	-	18,666
Bonds	-	75,443
Commingled pension investment funds	-	9,050
Commingled short-term investment funds	126,633	3,711
Foreign currency and cash	(156)	-
Investment income receivable, net	680	795
Obligation to return collateral - cash	-	(18,666)
	$ 127,369	$ 135,495
Alternative Investments Account		
Interests in limited partnerships	$ 18,563	$ 23,524
Commingled short-term investment funds	1,383	1,000
Commingled pension investment funds	-	268
Investment income receivable, net	-	8
	$ 19,946	$ 24,800
Non-U.S. Equity Account		
Corporate equity securities	$ 142,177	$ 97,096
Commingled pension investment funds	46,591	153,094
Securities lending arrangements:		
Corporate equity securities	9,348	17,730
Securities lending collateral - cash	9,755	18,679
Foreign currency and cash	130,900	2,023
Foreign currency exchange contracts	177	(1)
Rights & warrants	871	-
Investment income receivable, net	1,518	-
Accrued expenses	(10)	(184)
Due to brokers for securities purchased, net	(709)	(317)
Obligation to return collateral - cash	(9,755)	(18,679)
	$ 330,863	$ 269,441

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2006	2005
Small-Cap U.S. Equity Account		
Corporate equity securities	$ 71,063	$ 75,880
Commingled pension investment funds	21,334	90,268
Securities lending arrangements:		
Corporate equity securities	69,368	40,521
Securities lending collateral - cash	70,748	40,990
Securities lending collateral - non-cash	581	651
Commingled short-term investment funds	9,613	2,364
Foreign currency and cash	65,617	-
Investment income receivable, net	1,052	-
Due from brokers for securities purchased, net	58	-
Accrued expenses	(3)	-
Obligation to return collateral - cash	(70,748)	(40,990)
Obligation to return collateral - non-cash	(581)	(651)
	$ 238,102	$ 209,033
Money Market Account		
Commingled short-term investment funds	$ 312,448	$ 292,900
Foreign currency and cash	1,002	-
Investment income and interest receivable, net	1,681	953
Accrued expenses	(10)	-
	$ 315,121	$ 293,853
Lehman Aggregate Index Account		
Commingled pension investment funds	$ 14,701	$ -
Bond index funds	-	16,503
Investment income receivable, net	79	-
Accrued expenses	(3)	(3)
	$ 14,777	$ 16,500
S&P 500 Index Account		
Equity index funds	$ -	$ 77,058
Commingled pension investment funds	92,734	-
Investment income receivable, net	498	-
Accrued expenses	(8)	(7)
	$ 93,224	$ 77,051
Fluor Common Stock Account		
Corporate equity securities	$ 170,940	$ 136,703
Commingled short-term investment funds	9,031	6,098
Investment income receivable, net	965	-
Accrued expenses	(7)	-
Accrued income	-	298
	$ 180,929	$ 143,099

3. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro rata basis. No such deficiencies were allocated to the Master Trust during the year ended December 31, 2006. At December 31, 2006 and 2005, the fair value of securities loaned by the Master Trust approximated $140,265,000 and $177,377,000, respectively. The fair value of cash collateral held by the Master Trust approximated $133,389,000 and $179,843,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $10,789,000 and $2,659,000 at December 31, 2006 and 2005, respectively. Interest income aggregating approximately $539,000 was earned under the lending agreement during the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2006		2005	
	%	$	%	$
Intermediate-Term Bond Account	0.43%	$ 2,159,777	0.51%	$ 2,216,328
U.S. Equity Account	0.81	5,646,783	0.83	5,645,016
Short-Term Bond Account	1.39	1,768,042	1.39	1,888,111
Alternative Investments Account	-	-	0.33	82,743
Non-U.S. Equity Account	0.51	1,701,403	0.47	1,271,920
Small-Cap U.S. Equity Account	0.53	1,267,407	0.58	1,204,417
Money Market Account	0.74	2,327,335	0.82	2,399,596
Lehman Aggregate Index Account	0.65	95,521	0.91	149,330
S&P 500 Index Account	0.91	846,398	0.86	666,366
Fluor Common Stock Account	1.19	2,149,789	1.36	1,946,748
		$ 17,962,455		$ 17,470,575

3. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the year ended December 31, 2006, is summarized as follows:

(In thousands)	2006
Intermediate-Term Bond Account	
Interest	$ 16,720
Net appreciation including foreign currency translation and transaction gains and losses	5,621
Dividends	294
Other income	1,961
Investment management and administrative expenses	(1,380)
Net investment income	$ 23,216
U.S. Equity Account	
Interest	$ 506
Net appreciation	75,056
Dividends	1,178
Other income	3,285
Investment management and administrative expenses	(3,330)
Net investment income	$ 76,695
Short-Term Bond Account	
Interest	$ 5,695
Net appreciation	371
Other income	781
Investment management and administrative expenses	(250)
Net investment income	$ 6,597
Alternative Investments Account	
Interest	$ 59
Net depreciation	(126)
Dividends	1,868
Investment management and administrative expenses	(54)
Net investment income	$ 1,747
Non-U.S. Equity Account	
Interest	$ 163
Net appreciation including foreign currency translation and transaction gains and losses	64,099
Dividends	2,343
Other income	1,589
Investment management and administrative expenses	(1,800)
Net investment income	$ 66,394

3. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2006
Small-Cap U.S. Equity Account	
Interest	$ 205
Net appreciation	32,162
Dividends	1,171
Other income	1,245
Investment management and administrative expenses	(1,727)
Net investment income	$ 33,056
Money Market Account	
Interest	$ 15,130
Other income	1,681
Investment management and administrative expenses	(650)
Net investment income	$ 16,161
Lehman Aggregate Index Account	
Net appreciation	$ 613
Other income	79
Investment management and administrative expenses	(31)
Net investment income	$ 661
S&P 500 Index Account	
Net appreciation	$ 11,452
Other income	498
Investment management and administrative expenses	(76)
Net investment income	$ 11,874
Fluor Common Stock Account	
Interest	$ 455
Net appreciation	9,174
Dividends	1,636
Other income	966
Investment management and administrative expenses	(21)
Net investment income	$ 12,210

3. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the year ended December 31, 2006, is as follows:

	%	$
Intermediate-Term Bond Account	0.50%	$ 116,204
U.S. Equity Account	0.80	616,896
Short-Term Bond Account	1.36	89,716
Alternative Investments Account	0.34	5,857
Non-U.S. Equity Account	0.49	324,842
Small-Cap U.S. Equity Account	0.56	186,434
Money Market Account	0.71	115,270
Lehman Aggregate Index Account	0.58	3,826
S&P 500 Index Account	0.94	112,129
Fluor Common Stock Account	0.93	113,918
		$ 1,685,092

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the year ended December 31, 2006, are as follows (including realized gains and losses on investments that were both bought and sold during the year):

	Intermediate- Term Bond Account	U.S. Equity Account	Short- Term Bond Account	Alternative Investments Account	Non- U.S. Equity Account	Small Cap U.S. Equity Account	Lehman Aggregate Index Account	S&P 500 Index Account	Fluor Common Stock Account
				(In thousands)					
Investments at quoted market prices:									
Government securities	$ 131	$ 388	$ 134	$ 12	$ 386	$ 184	$ -	$ -	$ -
Corporate equity securities	947	7,040	-	-	28,894	19,389	-	-	9,174
Foreign currency forward contracts	(144)	-	(1)	-	(3,285)	-	-	-	-
Futures and options	(718)	1,613	-	-	5,248	(461)	-	-	-
Bonds	1,843	(2)	238	-	30	(24)	-	-	-
Investments at estimated fair value:									
Commingled pension investment funds	3,562	66,017	-	(62)	32,826	13,074	613	11,452	-
Interest in limited partnerships	-	-	-	(76)	-	-	-	-	-
Total	$ 5,621	$ 75,056	$ 371	$ (126)	$ 64,099	$ 32,162	$ 613	$ 11,452	$ 9,174

3. Master Trust Accounts (continued)

Income (continued)

Beginning January 2, 2007, the investment options available in the Plan were broadened to provide participants with a larger number of investment choices in specific asset categories. Both the U.S. Equity Fund and the Small-Cap U.S. Equity Fund were split into growth stock and value stock components. In addition, certain other investment options were replaced by nine LifePath Portfolios managed by Barclays Global Investors. The LifePath Portfolio investment options are target maturity funds designated to provide an appropriate asset allocation over time for investors based on their anticipated year of retirement. Beginning April 1, 2007, these LifePath Portfolios were designated as the default investment fund and may be subsequently allocated to other funds at the discretion of the participant.

4. Related Party Transactions

Certain Plan investments in the Short-Term Investment Fund are managed by The Northern Trust Company. The Northern Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Fluor's common stock. Because Fluor is the Plan sponsor, transactions involving Fluor's common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	$ 19,240,104	$ 19,368,529
Less: Benefits payable	-	(19,838)
Net assets available for benefits per the Form 5500	$ 19,240,104	$ 19,348,691

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits, terminations, and withdrawals per the financial statements to the Form 5500:

	Year Ended December 31, 2006
Benefits, terminations, and withdrawals per financial statements	$ 2,417,757
Add: Benefits payable at end of year	-
Less: Benefits payable at beginning of year	(19,838)
Benefits, terminations, and withdrawals to participants per the Form 5500	$ 2,397,919

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedule

TRS 401(k) Retirement Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

EIN: 57-0785147
Plan: 001

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
Commingled fund			
The Northern Trust Company Short-Term Investment Fund *	71,482 shares	**	$ 71,482
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	-	221,956
Mutual funds			
American Investment Co. of America	1,891 shares	**	63,363
Europacific Growth Fund	261 shares	**	12,140
Fidelity Diversified International Fund	745 shares	**	27,511
Fidelity Low Priced Stock Fund	4,604 shares	**	200,440
Fidelity Diversified Growth Fund	1,409 shares	**	44,645
Morgan Stanley Fund	2 shares	**	20
Neuberger & Berman Equity Trust	1,636 shares	**	78,080
New Perspective Fund	1,830 shares	**	58,076
PIMCO Long-Term U.S. Government Fund	2,616 shares	**	27,760
PIMCO FDS PAC Investment Management Services Low Fund	3 shares	**	31
PIMCO FDS PAC Investment Management Services Total Fund	5,625 shares	**	58,390

TRS 401(k) Retirement Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year) (continued)

EIN: 57-0785147
Plan: 001

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
Mutual funds (continued)			
T. Rowe Price Blue Chip Growth Fund	182 shares	**	$ 6,490
T. Rowe Price International FDS Emerging Market Stock Fund	2,077 shares	**	67,315
T. Rowe Price Mid-Cap Growth Fund	787 shares	**	42,254
T. Rowe Price Mid-Cap Value Fund	1,066 shares	**	27,094
T. Rowe Price Small-Cap Fund	881 shares	**	30,157
Turner Mid-Cap Fund	1,388 shares	**	40,529
Vanguard Growth Equity Fund	1,441 shares	**	15,934
Vanguard Explorer Fund	85 shares	**	6,361
Vanguard Windsor II Fund	4,409 shares	**	153,200
Hewitt Series Trust Institutional Money Market Fund	71,022 shares	**	71,022

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the TRS 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007

TRS 401(k) Retirement Plan

By: _____

Joanna M. Oliva
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-63872 and 333-120374) pertaining to the TRS 401(k) Retirement Plan of our report dated June 21, 2007, with respect to the financial statements and schedule of the TRS 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

END